UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                           First Financial Fund, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   320228 10 9
                                 (CUSIP Number)

                            Thomas R. Stephens, Esq.
                      Bartlit Beck Herman Palenchar & Scott
                         511 Sixteenth Street, Suite 700
                             Denver, Colorado 80202
                                 (303) 592-3100
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                November 22, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No. 320228 10 9                                        Page 2 of 6 Pages


1.       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only)

         Ernest Horejsi Trust No. 1B


2.       Check the Appropriate Box if a Member of a Group (See Instructions)

         (A)
         (B)


3.       SEC Use Only


4.       Source of Funds (See Instructions)          WC  OO


5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)or 2(e)


6.       Citizenship or Place of Organization                 Kansas


Number of                  7.       Sole Voting Power         1,728,100
Shares Bene-
ficially                   8.       Shares Voting Power
Owned by Each
Reporting                  9.       Sole Dispositive Power    1,728,100
Person With
                           10.      Shared Dispositive Power

11.      Aggregate Amount Beneficially Owned by Each Reporting Person
         1,728,100

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)


13.      Percent of Class Represented by Amount in Row (11)
         6.9%

14.      Type of Reporting Person (See Instructions)

         OO


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CUSIP No. 320228 10 9                                     Page 3 of 6 Pages


1.       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only)

         Stewart R. Horejsi


2.       Check the Appropriate Box if a Member of a Group (See Instructions)

         (A)
         (B)


3.       SEC Use Only


4.       Source of Funds (See Instructions)          Not applicable


5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.       Citizenship or Place of Organization                 United States


Number of                  7.       Sole Voting Power         0
Shares Bene-
ficially                   8.       Shares Voting Power       0
Owned by Each
Reporting                  9.       Sole Dispositive Power    0
Person With
                           10.      Shared Dispositive Power  0

11.      Aggregate Amount Beneficially Owned by Each Reporting Person
         0

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) X


13.      Percent of Class Represented by Amount in Row (11)
         0%

14.      Type of Reporting Person (See Instructions)

         IN


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                                                            Page 4 of 6 Pages

                  Amendment No. 1 to Statement on Schedule 13D

                  This amended statement on Schedule 13D relates to the Common Stock, $.001 par value per share (the "Shares"), of First Financial Fund, Inc., a Maryland corporation (the "Company"). Items 3, 4 and 5 of this statement, previously filed by the Ernest Horejsi Trust No. 1B (the "Trust"), as the direct beneficial owner of Shares, and Stewart R. Horejsi, by virtue of the relationships described previously in this statement, are hereby amended as set forth below.


Item 3.  Source and Amount of Funds or Other Consideration.

         No change except for the addition of the following:

         The total amount of funds required by the Trust to purchase the Shares as reported in Item 5(c) was $3,745,420.30. Such funds were provided by the Trust's cash on hand and, as previously reported in this statement, from intertrust advances from the Lola Brown Trust No. 1B. and margin borrowings under an account maintained by the Trust with Merrill Lynch, Pierce, Fenner & Smith Incorporated.


Item 4.  Purpose of Transaction.

                            No change except for the addition of the following:

         The Trust acquired the Shares described in Item 5(c) of this statement in order to increase its equity interest in the Company. Depending upon their evaluation of the Company's investments and prospects, and upon future developments (including, but not limited to, performance of the Shares in the market, the effective yield on the Shares, availability of funds, alternative uses of funds, and money, stock market and general economic conditions), any of the Reporting Persons or other entities that may be deemed to be affiliated with the Reporting Persons may from time to time purchase Shares, and any of the Reporting Persons or other entities that may be deemed to be affiliated with the Reporting Persons may from time to time dispose of all or a portion of the Shares held by such person, or cease buying or selling Shares. Any such additional purchases or sales of the Shares may be in open market or privately-negotiated transactions or otherwise.


Item 5.                            Interest in Securities of the Issuer.

                            No change except for the addition of the following:

(a) The Trust is the direct beneficial owner of 1,728,100 Shares, or approximately 6.9% of the 25,064,981 Shares outstanding as of June 11, 1999, according to information contained in the Company's 1999 proxy statement. By virtue of the relationships reported in this statement, Mr. Horejsi may be deemed to share indirect beneficial ownership of the Shares directly beneficially owned by the Trust. Mr. Horejsi disclaims all such beneficial ownership.

         (c) The table below sets forth purchases of the Shares by the Trust since October 21, 1999. Such purchases were effected by the Trust on the New York Stock Exchange.

                                                            Approximate Price
Date                     Amount of Shares                       Per Share
                                                      (exclusive of commissions)

11/01/99                         200                                    $8.5000
11/05/99                        45000                                   $8.5000
11/05/99                         2200                                   $8.5000
11/08/99                        18200                                   $8.5000
11/09/99                        52600                                   $8.5000
11/09/99                        17800                                   $8.5000
11/10/99                        26400                                   $8.5000
11/11/99                         5300                                   $8.5000
11/17/99                         2600                                   $8.6875
11/22/99                        97400                                   $8.6875
11/22/99                        10000                                   $8.6875
11/22/99                         5200                                   $8.5625
11/22/99                         5200                                   $8.5625
11/23/99                        30000                                   $8.5000
11/23/99                        20000                                   $8.4375
11/23/99                        10000                                   $8.4375
11/23/99                        10000                                   $8.4375
11/23/99                         3000                                   $8.4375
11/24/99                        17500                                   $8.4375
11/24/99                        10000                                   $8.5000
11/24/99                        10000                                   $8.5000
11/26/99                        30000                                   $8.3750
11/26/99                        10000                                   $8.4375


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                                                            Page 5 of 6 Pages

                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 29, 1999


                             /s/ Stewart R. Horejsi
                             Stewart R. Horejsi



                             /s/ Stephen C. Miller
                             Stephen C. Miller, as Vice President of Badlands Trust Company, trustee of the
                             Ernest Horejsi Trust No. 1B

                                                                    Page 6 of 6
                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 29, 1999


                             ---------------------------------
                             Stewart R. Horejsi


                             --------------------------------
                             Stephen C. Miller, as Vice President of Badlands Trust Company, trustee of the
                             Ernest Horejsi Trust No. 1B